Exhibit 4.18


                                AMENDMENT NO. 3
                                    TO THE
                     PERRY DISTRIBUTORS, INC. 401(k) PLAN


         WHEREAS, Perry Distributors, Inc. ("Company") maintains the Perry Distributors, Inc. 401(k) Plan; and

         WHEREAS, the Company is authorized under Section 15.1 of the Plan to amend the Plan; and

         WHEREAS, the Company desires to re-open the Rite Aid Corporation Stock Fund for new investments to members of the Plan on a limited basis so that (1) no more than 10% of a member's salary deferral contributions and loan repayments can be allocated to the Rite Aid Corporation Stock Fund and (2) member-directed transfers from other Plan investment funds to the Rite Aid Corporation Stock Fund will not be permitted; and

         WHEREAS, the Company has authorized officers, including the undersigned officer, of the Rite Aid Corporation to determine the time at which it is appropriate to re-open the Rite Aid Corporation Stock Fund; and

         WHEREAS, the Company further desires to clarify the parties who are authorized under the Plan to designate the investment alternatives available to members of the Plan.

         NOW, THEREFORE, the Plan is hereby amended, effective May 27, 2003, as follows:

1. A new subparagraph (G) is added to Section 11.3(b)(ii) to read as follows:

            "(G) The Plan has a Separate Investment Fund that invests primarily in the common stock of The Rite Aid Corporation ("Rite Aid Corporation Stock Fund" or the "Rite Aid Stock Fund"). The Employer, or its designee, shall have the authority to determine when to open the Rite Aid Stock Fund to investment by Members and on what basis. Notwithstanding any other provision of the Plan to the contrary, effective as of the date established by an authorized officer or officers (as so designated by the Board), a Member may allocate up to ten percent (10%) (but no more than ten percent) of such Member's Elective Contributions to the Rite Aid Stock Fund. No other contributions (except such prorata piece of any loan repayments that are invested in the same manner as salary deferral contributions) may be allocated to the Rite Aid Stock Fund. A Member may transfer funds from the Rite Aid Stock Fund to any other Separate Investment Fund under the Plan. Notwithstanding any other provision of the Plan to the contrary, no transfers are permitted to the Rite Aid Stock Fund from any other Separate Investment Fund under the Plan. The Employer may, by Plan amendment, modify the provisions of this subparagraph (G) of
            Section 11.3(b)(ii)."

2.       A new Section 11.3(c) is added to read as follows:

            "(c) Selection of Separate Investment Funds. Notwithstanding any provision of the Plan to the contrary, the Employee Benefits Administration Committee shall have the responsibility for selecting the Separate Investment Funds offered to Members in the Plan, except (1) to the extent that the Employer delegates such responsibility to an institutional trustee or to an investment manager (within the meaning of Section 3(38) of ERISA) appointed by the Employer for that purpose or (2) with respect to the Rite Aid Stock Fund."

3.       In all other respects, the Plan shall remain in full force and effect.

         IN WITNESS WHEREOF, this Amendment has been executed this 27th day of May, 2003.

                                         Perry Distributors, Inc.


                                          By:   /s/ Robert B. Sari
                                             -----------------------------
                                             Name:  Robert B. Sari
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary